Exhibit 99.1

ZEEKR Announces June 2024 Delivery Update

HANGZHOU, China, July 01, 2024 -- ZEEKR Intelligent Technology Holding Limited ("ZEEKR" or the "Company") (NYSE: ZK), a fast-growing intelligent battery electric vehicle ("BEV") technology company, today announced its delivery results for June 2024.

ZEEKR delivered 20,106 vehicles in June 2024, representing a remarkable 89% year-over-year increase. Year-to-date, ZEEKR has delivered 87,870 vehicles in 2024, a 106% growth over the same period last year. As of the end of June 2024, ZEEKR’s cumulative deliveries reached 284,503.

Notably, the Company’s flagship ZEEKR 001 surpassed 200,000 deliveries in June 2024, setting a new benchmark in China’s premium BEV market.

In June 2024, ZEEKR entered into cooperation agreements with PT Premium Auto Prima in Indonesia and Sentinel Automotive Sdn. Bhd. in Malaysia, respectively, officially announcing its expansion into the Indonesian and Malaysian markets. ZEEKR is currently present in over 25 major markets worldwide and aims to expand to more than 50 international markets this year, covering Europe, Asia, Oceania and Latin America.

About ZEEKR

ZEEKR is a fast-growing intelligent BEV technology company. The Company aspires to lead the electrification, intelligentization, and innovation of the automobile industry through the development and sales of next-generation premium BEVs and technology-driven solutions. Incorporated in March 2021, ZEEKR has focused on innovative BEV architecture, hardware, software, and the application of new technologies. Its current product portfolio primarily includes ZEEKR 001, a five-seater, cross-over shooting brake; ZEEKR 001 FR, its latest cross-over shooting brake; ZEEKR 009, a luxury six-seater MPV; ZEEKR 009 Grand, a four-seat deluxe version of ZEEKR 009; ZEEKR X, a compact SUV, and an upscale sedan model.

With a mission to create the ultimate mobility experience through technology and solutions, ZEEKR’s efforts are backed by strong in-house R&D capabilities, a deep understanding of products, high operational flexibility, and a flat, efficient organizational structure. Together, these features enable fast product development, launch, and iteration, as well as the creation of a series of customer-oriented products and go-to-market strategies.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com